December 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Alex King and Geoffrey Kruczek

Re:	Inflection Point Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 1, 2022

File No. 333-267846

Dear Mr. King / Mr. Kruczek:

On behalf of our client, Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 15, 2022 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4/A, filed on December 1, 2022 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Form S-4/A filed December 1, 2022

Summary of the Proxy Statement/Prospectus

Simplified Post-Combination Structure, page 36

1.	It appears the diagram of the post-combination structure should be revised to separately and more clearly present the Intuitive Machines OpCo Common Units that will be outstanding after the combination. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the post-combination structure diagram on page 36 to separately and more clearly present the Intuitive Machines OpCo Common Units that will be outstanding after the Business Combination.

Projected Financial Information, page 154

2.	We note your revisions in response to prior comment 6. If you have not received or do not receive any of the contracts referenced in this section, such as the one related to the Johnson Space Center, please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 155 and 156 to provide an update on the status of the various contracts awarded in 2022 and 2023. The Company will update this disclosure in subsequent amendments to the Registration Statement prior to requesting effectiveness in order to provide investors with the latest information relating to the various contracts being awarded in 2023.

United States Securities and Exchange Commission December 22, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 204

3.	Based on your response to prior comment 13, please revise the disclosures related to the assumptions you use in the pro forma scenario, “Assuming Maximum Redemptions”, on page 205, and throughout the filing, to clarify this scenario also reflects the issuance of 5.1 million shares to CFPI under the Equity Facility. In addition, in regard to the tables on page 15 relative to the tables in the pro forma financial statements, please address the following:

●	Revise or explain why the maximum redemption scenarios in the 2 tables on page 15 exclude the 5.1 shares to be issued to CFPI under the equity facility, based on the disclosure in note 2.K that there are no conditions or circumstances under which the 5.1 million shares would not be issued under the maximum redemption scenario; and

●	Revise or explain why the 2 tables on page 15 exclude shares to be issued to the SAFE Holders, since it appears the shares will be issued in the combination and will result in additional dilution

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56, 206 and 208. In response to the Staff’s comment the Company has also revised the tables on pages 15 and 16 to include the shares issuable to CFPI in the Maximum Redemption Scenario (based on the assumptions set forth in the notes to the table) and to include the shares issuable upon conversion of the SAFEs.

4.	We note your response to prior comment 11. Please revise note 2.E to disclose the conversion terms, and related accounting for, the conversion of the SAFE liability into 2.1 million shares of Class A common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 216 in note 2.E to disclose the conversion terms, and related accounting for, the conversion of the SAFE liability into 2.1 million shares of New Intuitive Machines Class A Common Stock.

5.	We note your response to prior comment 13. Please more fully explain how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X. In this regard, we note your disclosure in note 2.K that there are no conditions or circumstances under which the 5.1 million shares would not be issued under the maximum redemption scenario. Please be advised, if there are any conditions or circumstances under which the 5.1 million shares will not be issued under a redemption scenario less than the maximum redemption scenario, such that pro forma cash and pro forma equity could be less then the pro forma amounts currently presented under the maximum redemption scenario, revise the pro forma financial statements or explain why you believe they reflect the range of possible results.

Response: In response to the Staff’s comment, the Company advises the Staff that the maximum redemption scenario reflects the lowest outcome of the range of possible results for cash going into the business as a result of the Business Combination. The maximum redemption scenario includes approximately $29 million from the Trust Account, $26 million from the Series A Investment, and $50 million from the Equity Facility for a total of $105 million. If redemptions were to be less than the maximum redemption scenario, the Company would reduce the amount of shares issued under the Equity Facility, only to the extent required to keep the cash coming from the Business Combination at $105 million. Therefore, the maximum and minimum redemption scenarios presented in the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

Further, the Company has revised the disclosure on page 217 in note 2.K to explain the conditions and circumstances related to the utilization of the Equity Facility to demonstrate that $105 million of cash is the minimum amount reflected as a result of the Business Combination under any redemption scenario.

United States Securities and Exchange Commission December 22, 2022

6.	We note your response to prior comment 14. Please revise your disclosures in note 2.G to provide a sensitivity analysis that quantifies how changes in the assumptions related to the fair value of the Earnout Shares could impact the pro forma balance sheet and statements of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 216 in note 2.G to provide a sensitivity analysis that quantifies how changes in the assumptions related to the fair value of the Earnout Shares could impact the pro forma financial statements.

Facilities, page 271

7.	Your revisions in response to prior comment 18 appear to only address reimbursements from the lessor. The revisions do not disclose the cost to construct the facility and the source or sources of capital you intend to use, as requested. Therefore, we reissue prior comment 18.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 274 to disclose the cost to construct the facility and the source of capital intended to be used for such construction cost.

Intellectual Property, page 271

8.	We note your response to prior comment 19 and we reissue in part. Please disclose the maintenance fees and expiration date of the relevant patents.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 274 to disclose the maintenance fees and expiration date of the relevant patents.

General

9.	We note your response to prior comment 5. Please tell us whether Citi was provided or will be provided with any consideration from any source, not only the SPAC or the target, in exchange for the waiver you mention and any agreements, arrangements or understandings between Citi and any party with respect to that waiver.

Response: In response to the Staff’s comment, the Company has revised pages 26, 51, 64, 65, 144 and 236 to disclose that Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver.

10.	Your response to prior comment 31 addresses only the waiver you provided. It does not discuss or provide under separate cover any correspondence between you and Citi relating to Citi’s refusal to serve as financial advisor and refusal to waive its deferred fee. Therefore, we reissue prior comment 31. Note that this comment is not limited solely to paper correspondence.

Response: In response to the Staff’s comment, the Company has provided supplementally under separate cover e-mail correspondence relating to Citi’s refusal to serve as financial advisor and refusal to waive its deferred discount. There was no other substantive paper or electronic correspondence between the Company and Citi relating to Citi’s refusal to serve as financial advisor and refusal to waive its deferred discount.

United States Securities and Exchange Commission December 22, 2022

11.	Please disclose your response to prior comment 34. In making such revisions, note that the comment is not limited to “formal relationship[s]” or whether Citi was “retained” in any capacity.

Response: In response to the Staff’s comment, the Company has revised page 140 to disclose that except for (i) certain introductions to potential targets that the Company ultimately did not pursue, (ii) general dialogue between representatives of Inflection Point and Citi about sourcing targets and broader SPAC market conditions in the ordinary course, (iii) the interactions with Citi related Citi’s refusal to act as financial advisor to Inflection Point and (iv) Citi’s subsequent waiver of its entitlement to the payment of the deferred compensation solely with respect to the Business Combination, Inflection Point has had no relationship, formal or otherwise, with Citi following the closing of the IPO.

12.	Please reconcile your revisions in response to prior comments 32 and 33 regarding a “business conflict” with the information you deleted from page 141 regarding your communication with Citi on April 5, 2022.

Response: In response to the Staff’s comment, the Company advises the Staff that, in April 2022, a representative of Citi informed Inflection Point that it would not discuss or be involved with the Business Combination. Subsequently, in August 2022, a representative of the Company reached out to Citi to seek a complete waiver of the deferred discount. In conversations that occurred in August, a representative of Citi stated that Citi would not provide a complete waiver of its deferred discount. In November 2022, a representative of the Company reached back out to the same representative of Citi to see if Citi had reconsidered its position. On November 11, 2022, the representative of Citi advised the representative of Inflection Point that he had recently learned from conversations with other Citi personnel that the reason why Citi had declined to discuss or be involved with the Business Combination in April was due to a potential business conflict. As a result, Citi had decided to completely waive its deferred discount.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Michael Blitzer, Inflection Point Acquisition Corp.

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